UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   November 18, 2004

Lithia Motors, Inc.
(Exact Name of Registrant as specified in its charter)

Oregon	0-21789	93 - 0572810
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

360 E. Jackson Street
Medford, Oregon 97501
(Address of Principal Executive Office)

Registrant's telephone number including area code 541-776-6868

Not applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01   Regulation FD Disclosure.

Lithia Motors issued a press release on November 18, 2004, to announce the purchase of a Dodge dealership in Helena, Montana. All of the information in the press release, appearing in Exhibit 99.1, is not filed but is furnished pursuant to Regulation FD

The press release includes forward-looking statements within the meaning of the "Safe-Harbor" provisions of the Private Securities Litigation Reform Act of 1995, which management believes are a benefit to shareholders. These statements are necessarily subject to risk and uncertainty and actual results could differ materially due to certain risk factors, including, without limitation, economic conditions, acquisition risk factors and others set forth from time to time in the company's filings with the SEC. Specific risks in the press release include the anticipated continued successful and profitable operations of the new stores acquired.

Item 9.01   Financial Statements and Exhibits.

(a)   Not applicable.
(b)   Not applicable.
(c)   Exhibits.
           99.1 Press Release dated November 18, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LITHIA MOTORS, INC.
(Registrant)

Date: November 18, 2004   By: /s/ Kenneth E. Roberts
                                       Kenneth E. Roberts
                                       Assistant Secretary

EXHIBIT 99.1



Lithia Motors Acquires Summit Dodge in Helena, Montana;
Lithia now has six dealerships in Montana

MEDFORD, Ore.--(BUSINESS WIRE)--Nov. 16, 2004--Lithia Motors, Inc. (NYSE:LAD) the country's eighth-largest automotive dealership group, today announced the acquisition of Summit Dodge in Helena, Montana. Lithia has now made 11 acquisitions in 2004. This dealership will start up operations as Lithia Dodge of Helena on November 17, 2004. Lithia now generates approximately $155 million in annualized revenues in the state of Montana. Lithia has acquired nearly $340 million in total annualized revenues in 2004.

"We first entered the Montana market in April of 2003 with the purchase of a Chrysler Dodge store in Missoula, Montana. Later that year, we acquired a Dodge store in Billings. So far, in 2004, we have purchased a Chevrolet store in Helena, and two operations in Great Falls -- a Chrysler Dodge Jeep store and a Honda store. These stores have been successful for the company and we are excited to be able to increase our presence in the state of Montana with this new Dodge store in Helena. Helena has accepted us as an involved community business and we will serve the people of Helena in our proven Lithia way," said Lithia Chairman and CEO Sid DeBoer.

About Lithia Motors

Lithia Motors, Inc. is a Fortune 1000 and Russell 2000 Company that sells 25 brands of new vehicles and operates 86 stores and 163 franchises in 13 states in the Western United States and over the Internet through "Lithia.com-America's Car & Truck Store." Lithia also sells used vehicles; arranges finance, warranty, and credit insurance contracts; and provides vehicle parts, maintenance, and repair services at all of its locations. Lithia retailed 95,255 new and used vehicles and had $2.51 billion in total revenue in 2003. Founded in 1946, Lithia expanded from one dealership to a $2.5 billion industry-leading dealer group by 2003. Lithia became a publicly traded company in 1996. In Fortune magazine's 2004 "Most Admired Companies" survey, Lithia ranked No. 2 among all dealerships in the Automotive Retailing/Services category. Highlighting the great partnerships it has developed in each community, the list ranked Lithia No. 1 in "social responsibility," one of eight criteria used to measure each business against its competition.

Additional Information

For additional information on Lithia Motors, contact the Investor Relations Department: 541-776-6591 or log-on to: www.lithia.com - go to Investor Relations

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CONTACT: Lithia Motors, Inc.
          Investor Relations Department, 541-776-6591
          www.lithia.com - go to Investor Relations